Mail Stop 3561

February 1, 2007

Don A. Turkleson, Chief Financial Officer
Sabine Pass LNG, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

> **Re: Sabine Pass LNG, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 10, 2007**
> **File No. 333-138916**

Dear Mr. Turkleson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Governance and Management, page 74

1. We note your response to comment 21 in our letter dated December 21, 2006. Please expand your disclosure to provide more specific details concerning the amount of time each of your general partner's officers and directors devote to your business.

Note G – Derivative Instruments, page F-10

2. We note your response to comment 31 in our letter dated December 21, 2006. Please expand your accounting policy to disclose your effectiveness testing and how the application of the cumulative dollar offset method results in different accounting treatments for the effective and ineffective portions of your cash flow hedge.

<u>Undertakings, II-4</u>

3. We note your response to comment 40 in our letter dated December 21, 2006. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
Andrews Kurth LLP
(713) 220-4285